Exhibit 99.4

LUFAX HOLDING LTD

(a limited company incorporated in the Cayman Islands)

Amended and Restated 2019 Performance Share Unit Plan

I.	Definitions and Interpretations

Unless otherwise stated, the terms or abbreviations used herein shall have the following meaning:

Shareholders’ Meeting	means the shareholders’ meetings held by the Company in accordance with its articles of association, as amended or supplemented from time to time, and Applicable Laws (including HKSE Listing Rules)

Board	means the board of Directors of the Company

Director	means the director of the Company

Administrator	means the Board or any Director, committee or any other person designated by the Board for the purpose of administration and implementation of this Plan

HKSE	means the Stock Exchange of Hong Kong Limited

HKSE Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Associate(s)	shall have the meaning ascribed to it in the HKSE Listing Rules

NYSE	means the New York Stock Exchange

Initial Public Offering	means the initial public offering and listing of the Shares of the Company on the NYSE on October 30, 2020

Share	means (i) the Class A ordinary share of the Company prior to the Initial Public Offering; or (ii) the ordinary share of the Company with a par value of US$0.00001 per share after the Initial Public Offering

Performance Share Unit (“PSU”)	means the right granted to a Participant to acquire a certain number of Shares of the Company over a certain period subject to achievement of the predetermined target by such Participant

Employment Relationship	means the labor or employment relationship with the Company and the applicable Related Entity

Officer	means Chief Executive Officer, general manager, deputy general manager, assistant general manager, financial principal, and any other person determined in accordance with the relevant articles of association and by the Board from time to time

Fair Market Value of Shares	means, as of any date, the value of Shares determined as follows: (i) if there is any public market for the Shares, the closing price per Share quoted on the exchange determined by the Board as the principal market of the Shares on the last trading day immediately prior to the day of determination (or if no closing price is reported on such day, the closing price on the last trading day on which such closing price is reported) or (ii) if there is no public market of the Shares as referred in clause (i), the value determined by the Board in good faith on the basis of the following factor: value per Share appraised by a qualified appraiser approved by the Board or the Administrator

Related Entity	means any entity directly or indirectly controlling the Company, controlled by the Company directly or indirectly through shares or agreements, or directly or indirectly under common control with the Company

Service Provider	means any person who provides services to the Company on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Company

Participant	means any of the Company’s Directors, Officers, Employees and Service Providers who is eligible to participate in the Plan in accordance with the terms provided herein

Competition Event	a Competition Event occurs if any Participant (i) becomes shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entity; or (ii) engages in any act that may bring competitive advantages to such competitor

Company	means Lufax Holding Ltd (formerly known as Wincon Investment Company Limited), a company incorporated and validly existing under the laws of the Cayman Islands

Shareholder of the Company	means existing shareholder of the Company, excluding any potential investor of the Company or any Participant who is included in the register of the Company pursuant to any share incentive plan of the Company (including this Plan)

This Plan	means this Performance Share Unit Plan

Grant Notice	means the notice given to the eligible Participants to grant a certain number of PSUs to such Participants

Disability	means the inability of any Participant to perform his/her duties due to work-related or non-work-related disability or illness as provided under laws and regulations then in effect, and evidenced by conclusion issued by the competent authority based on applicable legal standards

Grant	means the act of granting PSU to the Participant under this Plan

Grant Date	means the date on which PSU is granted to the Participant

Unlock	means an act of administration through which a certain number of PSUs that are non-vestable become vestable within the agreed timeframe in consideration of the Company’s performance, share price increase and achievement of the Participant

Applicable Laws	means requirements of any applicable laws related to the Shares, requirements of any applicable laws related to the administration of the share incentive plan, rules of any relevant stock exchange and national market mechanism, and laws and regulations of any jurisdiction that are applicable to the grant of PSU to residents residing in any jurisdiction

Employee	means any person who maintains Employment Relationship with the Company or its Related Entity

Vest	means vesting of the PSU under this Plan, after which the Shares issued upon such vesting will be registered directly or indirectly in the name of the applicable Participant at discretion of the Company subject to Applicable Laws

Initial Date of Vesting	means the date on which PSU commences vesting pursuant to this Plan and any other provisions regarding the Vest approved by the Board or Administrator

Term	means the period of time commencing from the date on which PSU is granted to the Participant and ending on the date on which such PSU lapses

II.	General Provisions

1.

This Plan, prepared by the Board, is to be implemented by the Administrator as authorized by the Board to attract and retain talents, promote long-term sustainable development of the Company and its Related Entities, provide maximum value to the Company’s shareholders, and achieve common benefit for shareholders, the Company and Employees.

2.

Eligible Participants will be granted a certain number of PSUs which are unlockable and vestable by the Participant subject to certain conditions and time requirements, and then cashable by sale of such vested PSUs at the discretion of such Participant.

III.	Grant of PSU

1.

The maximum aggregate number of Shares that may be issued under this Plan shall be 15,000,000 Shares (“Mandate Limit of this Plan”), among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 3,000,000 Shares (“Service Provider Mandate Limit of this Plan”). The maximum aggregate number of Shares issuable by exercise of Options or PSUs under this Plan and any other equity incentive plan of the Company shall be 45,644,803 Shares, representing 3.98% of the issued share capital of the Company as of the date on which this Plan is approved, among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 15,000,000 Shares.

2.	The Board shall review and decide whether or not to grant PSUs each year based on the need of business development.

3.

The scope of the grantees, Participants, and amount of PSU granted hereunder shall be determined by the Board or the Administrator based on the position and performance of the Participants. Service Providers shall include those who provide consultancy service and business cooperation service to the Company; the Board shall determine the eligibility of Service Providers to participate in the Plan based on the nature and term of their service and the long-term interests of the Company.

4.

Unless otherwise provided by Applicable Laws and agreed by the Board, the Participant shall not pledge, transfer or dispose of the PSUs in any other way during the Term, and failure to do so shall make all of the unvested PSUs held by such Participant (unlocked or not) lapse or be forfeited upon such disposal. Without affecting the forgoing, this Plan shall be binding on the successor or assignee of any Participant.

5.

The granting, unlocking, vesting and any other matter regarding the PSU shall comply with this Plan, relevant resolutions adopted by the Board and provisions of Applicable Laws. The Company, Shareholders of the Company and Related Entities shall not be held liable for failure to obtain the necessary approval, registration or filing for grant, unlocking, vesting and any other matter regarding the PSU from any competent regulator, other than due to intentional or gross negligence on the part of the Company, Shareholders of the Company or Related Entities.

6.

The Board shall prepare the Key Terms of Performance Share Unit and the Notice to Employees (the “Notice Letter”), and no Participant shall be eligible to be granted any PSU unless such Participant signs and undertakes to comply with the Notice Letter.

7.

If any Participant is or could be prohibited from trading securities under the listing and trading rules of the jurisdiction where the Company is listed or any other applicable rules, regulations or laws, the Company shall not make any grant to such Participant, and such Participant shall not accept any grant even if such grant is made by the Company.

8.	After the Shares of the Company are listed on the HKSE, the Grant shall also comply to the following provisions:

(1)

Where any grant of Options or PSUs to a Participant would result in the Shares issued and to be issued in respect of all Options or PSUs granted to such person (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) in the 12-month period up to and including the Grant Date representing in aggregate over 1% of the total Shares in issue, such Grant must be separately approved by Shareholders’ Meeting in accordance with the listing and trading rules of the jurisdiction where the Company is listed.

(2)

Any Grant to a Director, Chief Executive Officer, Co-Chief Executive Officer or substantial shareholder of the Company, or any of their respective Associates, under a scheme of the Company must be approved by the independent non-executive directors of the Company (excluding any independent director who is the grantee of the PSUs).

(3)

Where any Grant to a Director (other than an independent director), Chief Executive Officer or Co-Chief Executive Officer of the Company, or any of their Associates would result in the shares issued and to be issued in respect of all PSUs granted (excluding any PSUs lapsed in accordance with the terms of this Plan) to such person in the 12-month period up to and including the Grant Date, representing in aggregate over 0.1% of the total Shares in issue, such further Grant must be approved by the Shareholders’ Meeting in the manner set out in the HKSE Listing Rules.

(4)

Where any Grant to an independent director or a substantial shareholder of the Company, or any of their respective Associates, would result in the Shares issued and to be issued in respect of all Options and PSUs granted (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) to such person in the 12-month period up to and including the Grant Date representing in aggregate over 0.1% of the total Shares in issue, such further grant of Options or PSUs must be approved by the Shareholders’ Meeting in the manner set out in the HKSE Listing Rules.

(5)	Where the Company cancels any PSU granted to a Participant under this Plan and makes a new Grant to the same Participant under this Plan:

a)	Such new Grant may only be made within the available Mandate Limit of this Plan set forth in Section 3.1 hereof; and

b)

If such Participant is a Service Provider, subject to compliance with Section 9(5)(a) above, the Company shall grant new PSU to such Participant within the available Service Provider Mandate Limit of this Plan as set forth in Section 3.1 hereof.

The PSUs cancelled will be regarded as utilized for the purpose of calculating the available Mandate Limit of this Plan (and the Service Provider Mandate Limit of this Plan).

(6)

No PSU shall be granted by the Company upon its knowledge of any insider information until and including the trading date after announcement of such information; specifically, no PSU shall be granted within one month prior to the earlier of the following: 1) The date of meeting of the Board to adopt any annual, semi-annual, quarterly and any other interim performance of the Company (which is the date of such meeting firstly notified by the Company to the HKSE under the HKSE Listing Rules); and 2) Any period of time required for the announcement of annual, semi-annual, quarterly or any other interim performance by the Company under the HKSE Listing Rules. Any timing restriction shall end on the date of the announcement of the Company’s performance. No PSU shall be granted during any delay of announcement of Company’s performance.

IV.	Unlocking of PSU

1.

Unless otherwise determined by the Board, the PSU granted hereunder in each installment shall be unlocked over a period of 4 years, with the first unlocking date being the first anniversary of the applicable Grant Date (or the next day if there is no such anniversary). Unless otherwise provided under Section 4(2), the maximum amount of PSUs that are unlockable in each year shall be 25% of the total PSUs granted in such installment.

2.

The Board shall calculate the number of unlockable PSUs with consideration of the performance of the Company and Participants based on the number of annual unlockable PSUs (which is equal to the total PSUs granted in the applicable installment divided expected times of unlocking):

(1)

The Board will apply the method set forth under Schedule A attached hereto to determine each year (i) the Company’s stock price ratio (the “Stock Price Coefficient”) and (ii) the performance ratio of the Company and each Related Entity for such year (the “Performance Ratio”; collectively with the “Stock Price Ratio”, the “PSU Effective Ratio”). The annual amount of PSUs actually unlocked for any Participant shall be the annual amount of PSUs unlockable for such Participant multiplied by the applicable PSU Effective Ratio (the “Annual Unlocked Amount”).

(2)

Any participant whose performance is among the bottom 10% in the latest annual performance review shall be disqualified from unlocking his/her PSU for the applicable year, and his/her unlockable PSU for such year shall be forfeited without any compensation from the Company.

3.	Notwithstanding the foregoing, the Board may within its authority separately provide for the frequency, amount and special rules of the unlocking of each installment of PSUs in whole or individually.

V.	Vesting of PSU

1.

Unless otherwise provided in this Plan, the Term of each installment of PSU granted hereunder shall be 10 years from the Grant Date, and the PSUs that are not vested during the Term shall be forfeited. The Board shall have the discretion to extend the Term if necessary.

2.

Unless otherwise specified under the Plan and the Board, or required by Applicable Laws, the Initial Date of Vesting for unlocked PSUs shall be duly notified to the Participants by the Board, provided that such date shall be no earlier than 6 months after the date of the Initial Public Offering or later than 8 years after the Grant Date.

3.

Unless otherwise specified under this Plan and by the Board, or required by Applicable Laws, the Participant shall, from the Initial Date of Vesting to the end of the Term, make a vesting application in accordance with the vesting process, method and notice determined by the Company at the time, and after the necessary elements such as the vestable number, vesting qualification and compliance conditions are confirmed by the Company, it shall be vested in accordance with a vesting instruction duly delivered by or on behalf of the Company. The specific vesting procedures and methods may be amended by the Company from time to time based on circumstances with effect upon approval by the Board or its authorized director.

4.

The Board or any other entity, committee or person designated by the Board may require the Company or any other person to, subject to compliance with applicable listing rules and regulatory requirements, issue Shares or pay proceeds in lieu of such Share issuance to any Participant for the vested PSUs held by such Participant under this Plan.

5.

The Participant shall pay for PSU at the price determined at the time of grant and stated in the PSU Grant Notice, and shall bear corresponding taxes, foreign exchange and other costs. If, for any reason attributable to the Participant, including but not limited to insufficient funding and foreign exchange issue, the Participant fails to pay for the PSU in full, such Participant shall bear the liabilities and losses arising therefrom. The price payable by the Participant shall be determined by the Company taking into account the contribution of such Participant to the Company, the fair market value of the company’s Shares and the long-term development of the Company, provided that such price shall be no lower than the par value of the Company’s Share.

6.

When vesting PSU, the Participant shall pay taxes in full in accordance with Applicable Laws and regulations. If the Company or any of the Related Entities is required to withhold any tax, the Participant shall cooperate with the Company or the applicable Related Entities.

7.	PSU may only be held by the Participant and his/her successor determined hereunder.

8.

No Participant shall be entitled to any shareholder’ rights or interests attached to any Share issuable upon his/her vesting of the underlying PSU until and unless such Participant is duly registered in the register of shareholders of the Company,.

9.

After a Participant is duly registered as a shareholder of the Company after vesting his/her PSU hereunder, such Participant shall be bound by the articles of association and other relevant documents of the Company and shall rank pari passu with other holders of ordinary shares of the Company (including but not limited to voting right, dividend right, transfer right and shareholders’ rights upon liquidation). For the avoidance of any doubt, unless otherwise provided hereunder, the Participant shall not be entitled to any right preferable to any other holder of ordinary shares of the same class.

10.

To the extent permitted by the Applicable Laws and that it is feasible, notwithstanding Section 5(5) hereunder, as an alternative method for payment of the price payable under this Plan, subject to the consent of the Board, the Participant may pay the price payable by way of commitment of simultaneous sale, whereby the Participant will irrevocably sell up to all of the Shares that can be acquired by such Participant from vesting his/her PSUs to pay the price payable hereunder directly to the Company, and any excessive amount from such sale proceeds over the price payable hereunder shall be paid to the Participant (if applicable and after deducting applicable taxes, levies and foreign exchange costs).

11.

Unless otherwise approved by the Board or the Shares issued from vesting PSU hereunder are held by the successor of the Participant due to his/her death, no transfer (including but not limited to transfer among Participants) of any Share acquired upon vesting PSU hereunder by the Participant shall be made unless by transaction in public market. Any such transfer by the Participant shall also be in compliance with applicable exchange rules and Applicable Laws (including but not limited to lock-up requirements).

12.

The vesting of PSU, issuance and transfer of the Shares issuable upon such vesting shall comply with all the Applicable Laws, and failure to do so shall make the Shares issuable upon such vesting un-issuable and un-transferrable.

13.	The Board may within its authority separately provide for the maximum number of PSUs that is vestable each year after the Initial Date of Vesting, either as a whole or individually.

VI.	Special Treatment of PSU

1.	If a Participant terminates or ends his/her Employment Relationship with the Company or the applicable Related Entities:

(1)	if the Employment Relationship is terminated or expires for any reason

a)

prior to the Initial Public Offering and within six months following the Initial Public Offering (i.e. before April 30, 2021) (except for the circumstances described under Sections 6(2) and 6(3)), all PSUs held by such Participant (whether unlocked or not) shall be forfeited without any compensation from the Company; or

b)

after six months following the Initial Public Offering (i.e. on or after April 30, 2021) (except for the circumstances described under Sections 6(2) and 6(3)), and there is no circumstance set forth under Section 6(2) or Article VII, the Participant shall have 90 vestable days for all unlocked but unvested PSUs held by such Participant, and any locked PSUs shall be forfeited immediately; the foregoing “vestable day” means any date on which the Administrator notifies the Participant that any of his/her unlocked PSUs become vestable; if the PSUs are not vested within such 90 vestable days, the Participant shall be deemed to have surrendered all of his/her PSUs for forfeiture by the Company without compensation.

(2)

if any Participant retires at mandatory retirement age after more than 5 years of service in the Company, or if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any PSU granted to such Participant (whether unlocked or not) may be continuingly held by such Participant or his/her successor, and will be unlockable, vestable, and sellable for proceeds by such Participant or his/her successor pursuant to this Plan.

(3)

if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any unlocked PSU of such Participant may be continuingly held by such Participant or his/her successor and will be unlockable, vestable and sellable for proceeds by such Participant or his/her successor pursuant to this Plan; and any unlocked PSUs of such Participant shall be forfeited by the Company without compensation.

2.

In case of any breaching act of by any Participant during his/her employment, the Company or any other entity, committee or person designated by the Board shall have the right to properly dispose of the PSUs held by such Participant based on the circumstances, including but not limited to:

(1)

if the PSUs of such Participant have not been vested, the Company or any other entity, committee or person designated by the Board shall have the right to forfeit all or any part of such PSUs (whether unlocked or not) without any compensation.

(2)

if the PSUs of such Participant have been vested, the Company or any other entity, committee or person designated by the Board shall have the right (but no obligation) to repurchase all or any part of the Shares or rights relating thereto acquired by such Participant upon vesting of such PSUs for one or more than one times at a price equal to the Fair Market Value of the Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board.

(3)	Notwithstanding the foregoing, the Board may within its authority provide separately for the specific treatment rules of the PSUs in whole or separately.

VII.	Competition Event

1.	Upon engagement in any Competition Event by any Participant:

(1)

All PSUs (whether unlocked or not) held by such Participant shall be forfeited without any compensation if his/her engagement in the Competition Event occurs prior to termination or expiry of his/her the employment or within 3 years thereafter without written consent of the Company.

(2)

If his/her PSUs have been vested, the Company or any other entity determined by the Board shall have the right (but no obligation) to repurchase the Shares acquired by such Participant from vesting of his/her PSU for one or more than one times at a price equal to the Fair Market Value of the Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board .

VIII.	Other Matters

1.

Unless otherwise required by Applicable Laws and with the consent of the Board, no Participant shall hold any PSU on behalf of any other person, and failure to do so shall make all the PSUs held by such Participant (whether unlocked or not) forfeited.

2.

This Plan and any information and documents relating to the PSU shall be confidential and may not be disclosed by any Participant to any third party (other than legal and tax advisors of such Participant) without the prior written consent of the Board.

3.

The Board is entitled to interpret this Plan. Unless otherwise provided herein or under the listing rules of the exchange where the Company’s Shares are listed, any interpretation made by the Board shall be final, conclusive and binding on all parties.

4.	The Term of this Plan is ten years.

IX.	Administrator and its Duties

1.	The Board is responsible to define principles and framework of this Plan, which shall be finalized upon consideration and approval at the Shareholders’ Meeting.

2.

Unless otherwise provided under this Plan or the listing rules of the exchange where the Company’s shares are listed, the Board shall have the right to terminate or adjust this Plan (including and not limited to amending this Plan as required by Applicable Laws or for the development of the Company), and shall have the right, but no obligation, to determine an alternative plan at its sole discretion for unconditional acceptance by the Participant; provided, however, that any material amendment to the terms of this Plan, or any amendment to the provisions relating to the matters set forth in Section 17.03 of the HKSE Listing Rules in favor of the Participants, or any amendment to the right of the Directors or the Administrator to amend the terms of this Plan shall not be effective without approval from the Shareholders’ Meeting. If this Plan is terminated, the PSUs granted to the Participants prior to such termination will continue to be unlockable and/or vestable pursuant to the original granting terms.

3.	The Board may at its discretion authorize the Administrator or any committee designated by the Board with certain powers to transact any business relating to this Plan.

4.	Subject to its approval, this Plan shall be administered and implemented by the Board or the Administrator or any committee duly authorized by the Board.

5.

The Board has the right to cause the Shares to be under escrow and administration by qualified Administrator appointed by the Board, and the arrangement relating to such escrow or administration shall be decided by the Board.

6.	During the Term of this Plan, the Company shall reserve authorized share capital at an amount sufficient to satisfy applicable requirements under this Plan.

7.

If the initial grant of any PSU to any Participant is approved by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be), any subsequent amendment to the terms of such grant shall be also subject to the approval by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be). The foregoing shall not apply to any amendment which does not become effective automatically hereunder.

8.

In the event of any capitalization issue , sub-division or consolidation of Shares, rights issue or reduction of share capital of the Company, the Board shall have the right to adjust the number and price of the PSUs and/or Shares under this Plan to ensure that each Participant receive the same percentage of share capital (rounded to the nearest whole share) as they were entitled immediately prior to such adjustment, provided that no such adjustments may be made to the extent that a Share would be issued at less than its par value. The issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment. In respect of any such adjustments, other than any made on a capitalization issue, an independent financial adviser or the Company’s auditors must confirm to the Directors in writing that the adjustments satisfy the aforesaid provisions. Subject to the listing rules and laws of the jurisdiction where the Shares of the Company are listed, the Board’s decision shall be final and binding.

X.

In the event of any change or adjustment to the Applicable Laws, the Board may replace any granted PSU with the PSU of any other entity determined by the Board at its discretion for unconditional acceptance by the applicable Participant.

XI.	Entire Agreement

This Plan, the PSU Grant Notice and the Notice Letter shall together constitute entire agreements between the Participants and the Company with respect to this Plan and supersede all prior undertakings and agreements between the Company and the Participants with respect to this Plan in their entirety. Nothing in this Plan, the PSU Grant Notice and the Notice Letter (unless otherwise expressly provided therein) shall be deemed to be intended to grant any rights or remedies to any person other than the Participants and the Company.

XII.	Governing Law

This Plan, the PSU Grant Notice and the Notice Letter shall be governed by and construed in accordance with the laws of the People’s Republic of China (excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan). If any provision of this Plan, the PSU Grant Notice and the Notice Letter is held invalid or unenforceable, such provision shall be enforced to the fullest extent permitted by law, and the remaining provisions hereof and thereof shall continue to be valid and enforceable.

XIII.	Dispute Resolution

Any dispute arising from or in connection with this Plan, the PSU Grant Notice and the Notice Letter shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules in effect at the time of submission. The arbitration place shall be Shanghai. The arbitral award shall be final and binding upon all of the Parties.

XIV.	Headings

The headings used in this Plan, the PSU Grant Notice and the Notice Letter shall be for convenience only and not be deemed to be part or affect interpretation of this Plan, the PSU Grant Notice and the Notice Letter.

XV.	Notice

Any notice required or permitted hereunder shall be made electronically or in writing and, if in writing, be duly given upon delivery to the address of record of the Company or its update from time to time.

Schedule A

Performance Share Unit Plan

Calculation of Stock Price Ratio and Performance Ratio

1.	Unless otherwise provided under this Schedule A, the term used herein shall have the same meanings ascribed to it in the Performance Share Unit Plan.

2.	Stock Price Ratio

(a)	Subject to Sections 2(b) to 2(e) below, the Stock Price Ratio shall be calculated as follows:

Percentage of Annual Increase of the Company’s Stock Price	Stock Price Ratio
>15%	1
0%-15%	linear increment from 0 to 1

(b)

The percentage of increase of the Company’s stock price prior to the Initial Public Offering shall be calculated based on the percentage of increase of the most recent valuation of the Company as of the unlocking date over the same period of the last year, and such percentage of increase after the Initial Public Offering shall be calculated based on the percentage of increase of the average stock price during the 30 days prior to the unlocking date over the same period of the last year.

(c)

Prior to the Initial Public Offering, if the increase of the Company’s stock price for the applicable year is less than 15%, the portion of the PSUs which are not unlocked in such year may be transferred to next year (but not to any year thereafter) and (i) will be unlockable if the increase of stock price for such next year is more than 15%, or (ii) will be forfeited if the increase of stock price for such next year is less than 15%. All of the PSUs which remain locked in 4th vesting year shall be forfeited if the increase of the stock price of the Company for such year is less than or equal to 15%,

(d)

After the Initial Public Offering, if the increase of the Company’s stock price for the applicable year is less than 15% and (i) the compound annual increase of the Company’s stock price since the Initial Public Offering is on average greater than or equal to 15%, all of the PSUs which remain locked in such year will be unlockable, or (ii) if the conditions under Item (i) above are not satisfied but the compound annual increase of the Company’s stock price during the two years ending upon the time of unlocking scheduled for the next year is greater than or equal to 15%, all of the PSUs which remain locked in such year will be unlockable in such next year.

(e)

As the Initial Public Offering and grant of PSU do not occur in the same year, any calculation hereinabove shall be based on the year of grant of PSU, and the percentage of increase of the Company’s stock price shall be proportionately calculated on annualized base.

3.	Performance Ratio shall be calculated based on overall KPI score of the Company.